Filed by Coda Music Technology, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to
             Rule 14a-12 of the Securities and Exchange Act of 1934, as amended.

                                   Subject Company:  Coda Music Technology, Inc.
                                                        Commission File: 0-26192


FOR IMMEDIATE RELEASE         CONTACT:      Barb Remley, Coda 952-937-9611

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CODA ANNOUNCES THAT SCHOTT MUSIC INTERNATIONAL HAS MADE ITS CATALOG
AVAILABLE TO CUSTOMERS ONLINE THROUGH NET4MUSIC

Minneapolis, MN, USA, September 28, 2000--Coda Music Technology, Inc. (NASDAQ:COMT) is successfully moving its strategic merger with Net4Music SA forward as announced August 27, 2000, currently targeted to be complete on October 19, 2000. As they get closer to this merger the activities of both companies become more important to the financial community and others who have followed Coda. To that end, Coda management is informing you of important events at Net4Music.

Net4Music, the Internet's premier resource for musicians and music educators, announced September 26th that it had secured digital distribution rights to the entire catalog of German publisher Schott Musik International. The deal covers a wide range of classical and contemporary music, including important works by Beethoven, Wagner, Stravinsky, Orff, Rodrigo, Ligeti, Henze, Penderecki, Takemitsu and others.

Over 230 years old, Schott Musik was the original publisher of many of these works, and has one of the most comprehensive catalogs of materials for instrumental education, choral works and orchestral scores in the world. The company also produces several innovative solutions for electronic media, including its MasterPlayAlong and CD-PluScore technologies.

"Schott Musik International is truly one of the most important names in classical and contemporary music," said Net4Music CEO Francois Duliege. "This agreement makes a huge and respected catalog available to our users."

Net4Music will make Schott's most popular sheet music titles available for download, including German and international songs, and some extremely rare editions of classical scores from the company's extensive archives. The offering will also feature music titles from larger works and collections that individual musicians can download at low prices, rather than spend big money for full volumes of sheet music.

According to Dr. Peter Hanser-Strecker, "Distributing online through Net4Music will provide musicians and educators with the most convenient way possible to access our large, complex catalog of music. We are extremely excited about this opportunity to expand our reach."

Hanser-Strecker added that the agreement with Net4Music would allow Schott to explore new models of distribution among its existing dealer network in the German-speaking territories of Germany and Austria. The publisher plans together with Net4Music to offer this dealer network unique packages with very favorable terms and conditions, as well as free intensive training support, enabling them to make the products offered online at the Net4Music web site even more accessible to consumers in their region.

About Net4Music:
Net4Music is a company for musicians, by musicians. Using Internet technology, Net4Music has revolutionized the distribution of sheet music by licensing the digital distribution rights to the world's largest catalog of titles from all music genres and offering secure downloads of this sheet music. Net4Music's innovative services empower the music end user by providing musicians and composers with immediate access to one of the largest collections of musical scores along with unparalleled copyright protection for music publishing. Through Net4Music's web site, musicians can reference and download sheet music for faster, easier and safer distribution than was previously possible. With its cutting-edge services and growing number of strategic partnerships, Net4Music is fast becoming the premier online portal for musicians.

                                      # # #
Coda Music Technology and/or its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Coda Music Technology with respect to Coda's merger with Net4Music. Information regarding such officers and directors is included in Coda Music Technology's annual report on Form 10-KSB for the year ended December 31, 1999 filed with the SEC on March 27, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the Coda Music Technology contact listed above.

THIS PRESS RELEASE IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND IS DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES. SHAREHOLDERS OF CODA MUSIC TECHNOLOGY AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT - PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY CODA MUSIC TECHNOLOGY IN CONNECTION WITH THIS TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE REGISTRATION STATEMENT IS AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM CODA MUSIC TECHNOLOGY THROUGH THE CONTACT LISTED ABOVE.

Safe Harbor Statement. This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which reflect Coda's current views of future events and financial performance, involve known and unknown risks and uncertainties which could cause actual results or facts to differ materially from such statements for a variety of reasons including, but not limited to, the risks described from time to time in Coda's reports to the Securities and Exchange Commission (including Coda's Annual Report on Form 10-K). Investors should take such risks into account when making investment decisions. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Coda undertakes no obligation to update publicly or revise any forward-looking statements.